Exhibit 4.10

Form 51-102F3

Material Change Report

Item 1      Name and Address of Company

Ayr Strategies Inc. (“Ayr” or the “Company”)

590 Madison Avenue, 26th Floor

New York, New York 10022

Item 2     Date of Material Change

November 4, 2020

Item 3     News Release

A press release describing the material change was disseminated by Ayr on November 4, 2020 through GlobeNewswire and can be found on SEDAR at www.sedar.com.

Item 4     Summary of Material Change

Ayr today announced an agreement to acquire a vertically integrated cannabis operation in the state of Arizona (“Oasis”), including cultivation and processing facilities and three operational licensed dispensaries, expanding the Company’s activities to five key states. Including all pending transactions, Ayr will have operations in Massachusetts, Nevada, Pennsylvania, Ohio and Arizona.

Ayr has signed a binding term sheet for three licensed dispensaries in greater Phoenix, two in Chandler and one in Glendale, a 10,000 ft2 licensed cultivation and processing facility in Chandler and an 80,000 ft2 licensed cultivation facility under development in Phoenix (the “Phoenix Facility”).

Item 5     Full Description of Material Change

5.1       Full Description of Material Change

Ayr today announced an agreement to acquire a vertically integrated cannabis operation in the state of Arizona, including cultivation and processing facilities and three operational licensed dispensaries, expanding the Company’s activities to five key states. Including all pending transactions, Ayr will have operations in Massachusetts, Nevada, Pennsylvania, Ohio and Arizona.

Ayr has signed a binding term sheet for three licensed dispensaries in greater Phoenix, two in Chandler and one in Glendale, a 10,000 ft2 licensed cultivation and processing facility in Chandler and an 80,000 ft2 licensed cultivation facility under development in Phoenix.

The terms of the transaction include upfront consideration of US$81 million, made up of US$10 million in cash, US$41 million in exchangeable shares exercisable on a 1-for-1 basis into subordinate voting shares (representing approximately 2.75 million subordinate voting shares, shares priced at the 10-day VWAP prior to announcement, namely C$19.24) and US$30 million in seller notes.

An additional 2 million exchangeable shares, which will be issued at closing but placed in escrow, would be payable when the Phoenix Facility produces in excess of 3,000 pounds of sellable dry weight cannabis flower (excluding trim) over a trailing 90-day period.

Additional earn-out consideration in 2021 and 2022 may be paid in shares exchangeable into subordinate voting shares of Ayr, priced at the then 10-day VWAP, with the earnout value calculated based on a 25% discount to Ayr’s then trading enterprise value to Adjusted EBITDA multiple and based on Oasis exceeding Adjusted EBITDA hurdles of (i) US$30 million for the twelve-month period ending December 31, 2021, and (ii) the Adjusted EBITDA of Oasis in 2021 for the twelve-month period ending December 31, 2022.

The acquisition is subject to final due diligence, definitive documentation, customary closing conditions and regulatory approvals, and there can be no assurance that it will be completed.

“Adjusted EBITDA” represents income (loss) from operations, as reported, before interest and tax, adjusted to exclude extraordinary items, non-recurring items, other non-cash items, including stock-based compensation expense, depreciation and amortization, the adjustments for the accounting of the fair value of biological assets and the incremental costs to acquire cannabis inventory in a business combination, acquisition related costs, and further adjusted to add back any lease expense capitalized by IFRS accounting standards. A reconciliation of how Ayr calculates adjusted EBITDA is provided in Ayr’s Q2 MD&A. The Company reminds you that Adjusted EBITDA is a non-IFRS measure without a standardized meaning and therefore may not be comparable to similar figures used by other companies. It is being used in this case for purposes of purchase price determination, and there is accordingly no directly comparable IFRS measure applicable.

5.2       Disclosure for Restructuring Transactions

Not applicable.

Item 6     Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7     Omitted Information

Not applicable.

Item 8     Executive Officer

Further information regarding the matters described in this report may be obtained from:

Megan Kulick
Head of Investor Relations
Ayr Strategies Inc.
590 Madison Avenue, 26th Floor
New York, New York 10022
(646) 977-7914 or ir@ayrstrategies.com

Item 9     Date of Report

November 4, 2020